SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[September 30, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]                Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]                   No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO'S EFFICIENCY IMPROVEMENT PROGRAM IS PROCEEDING

SIGNATURES

Date September 30, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO, Act. Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO'S EFFICIENCY IMPROVEMENT PROGRAM IS PROCEEDING

(Helsinki, Finland, September 30, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) rock and mineral processing business area Metso Minerals will downsize its manufacturing units in in the United States, Finland and France in order to streamline the cost structure and reduce overcapacity.

At the manufacturing plant in Milwaukee, WI, USA, production of heavy-duty mining crushers and other products will cease by the end of June, 2004. The decision will affect approximately 100 employees. The manufacturing of Milwaukee products will be transferred to other Metso units and partly outsourced to North American subcontractors. Functions not related to manufacturing will continue in Milwaukee. These include sales, marketing and R&D.

At the Tampere crusher plant in Finland, the downsizing affects approximately 80 — 100 employees. The manufacturing of some Tampere products will be transferred to other Metso units. Due to the weakening load situation at Tampere, negotiations on temporary layoffs will also be started. Metso Minerals has approximately 850 employees in Tampere, Finland.

Efficiency improvement measures will also start in the Mâcon unit in France as well as at Metso Minerals headquarters. In Mâcon Metso Minerals has 275 employees. Metso Minerals headquarters currently employ 65 people and the actions will affect about 20 positions.

The annual cost savings of the actions that have now reached their implementation stage amount to EUR 18 million. The corresponding nonrecurring cost is EUR 21 million.

Metso Minerals has globally over 40 manufacturing units and the business area employed almost 10,800 persons at the end of 2002.

The earlier announced reduction of about 300 employees in Metso Paper’s North American operations will reach the implementation stage for approximately 100 employees in October. The annual cost savings of these actions is approximately EUR 9 million. The corresponding nonrecurring cost is approximately EUR 10 million. Metso Paper has about 1,500 employees in 15 units in North America. The rest of the actions to reduce Metso Paper’s personnel in North America will be specified by the end of the year 2003.

Related to the analysis on decreasing in-house manufacturing capacity in the Nordic countries, Metso Paper has started planning the outsourcing of Turku Works and the component production related to papermachine finishing equipment in Järvenpää, Finland. These two units together employ together about 200 people.

The above mentioned actions are part of Metso Corporation’s efficiency improvement program to streamline the long term cost structure and accelerate profitability improvement. The program aims at an annual result improvement of approximately EUR 100 million, of which Metso Paper will account for EUR 30-40 million, Metso Minerals for EUR 50-60 million and Metso Automation for EUR 10 million.

In addition to streamlining the cost structure and improving the operational efficiency Metso aims to strengthen its long term competitiveness while directing resources more clearly towards Metso’s transformation in order to respond to customer needs.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Olli Vaartimo, President and CEO, act., Metso Corporation, Tel. +358 204 84 3010
Eeva Mäkelä, Investor Relations Manager, Metso Corporation, Tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.